Exhibit 2.8

AGREEMENT

This agreement (hereinafter referred to as the “Agreement”) was entered into on 14 November 2003, by and between:

Central European Distribution Corporation, with registered office at 1343 Main Street, # 301, Sarasota, Florida 34236, USA, represented by Mr. William V. Carey, hereinafter referred to as “CEDC”

and

Mr. Piotr Pabianski, residing in Kalisz at ul. Szeroka 37-39, holder of the Polish identity document No. AB 7029733, hereinafter referred to as the “Shareholder”.

§ 1

Unless the context hereof provides otherwise, capitalised terms not defined otherwise in this Agreement shall have the following meaning:

“Company”	- means “MULTI-EX” Spółka Akcyjna, with registered office in Kalisz, entered in the register of entrepreneurs of the Polish Court Register maintained by the District Court in Poznan, 22nd Commercial Department of the Polish Court Register, under number KRS 0000034424;

“Shares in the Company”	- means 20,408 shares in the Company, including 10,000 Series A ordinary registered shares and 10,408 series B ordinary bearer shares, each of the nominal value of PLN 10;

“ Shares in CEDC”	- means ordinary shares in CEDC listed on NASDAQ Stock Exchange in the United States of America, in the number set forth herein; and

§ 2

The Shareholder represents that:

a)	he is the sole shareholder in the Company;

b)	the Company was organised and is run in accordance with applicable provisions of law and, as part of its business, the Company conducts wholesale and retail trade in alcoholic beverages and other beverages (distribution of alcohol);

c)	through the sale of the Shares to Carey Agri International Poland Sp. z o.o. the Shareholder consents to joining the transaction, as negotiated with the CEDC Group, which consists in extending the distribution network of the CEDC Group,

d)	he managed the Company with due diligence and he made that the Company is able to achieve a certain level of turnover.

§ 3

1.	The Parties of this Agreement agrees that for entering the Share Purchase Agreement, signed between the Shareholder and Carey Agri International Poland Sp. Z o.o. (member if CEDC holding) on the November 14th 2003, CEDC shall issue to the Shareholder 25,000 Shares CEDC.

2.	The Shareholder hereby grants to CEDC an irrevocable and non-expiring power of attorney for Mr. William Vernon Carey (the “Attorney”) to undertake any and all actual and legal acts aimed at opening, for and on behalf of the Shareholder, a brokerage account in the Untied States of America, and to use and manage this account in accordance with the provisions hereof.

3.	The Parties agree that within 12 months from the date of issuing the CEDC Shares referred to in Section 1 hereof, the Shares in CEDC shall be transferred by the Attorney through an applicable brokerage house in the United States. Funds earned on the sale of the Shares in CEDC shall be transferred to the Company’s bank account in connection with repayment of the loan (plus interest) extended to the Shareholder by the Company.

§ 4

1.	The Parties agree that the validity hereof shall be contingent upon the consent of the Management Board of the CEDC capital group.

2.	Each Party may terminate this Agreement in case of its breach by the other Party.

3.	Each Party shall keep all information contained herein confidential. The above obligation shall not pertain to information that is publicly known and whose disclosure is required by law or for the proper performance hereof.

4.	Any disputes arising from this Agreement shall be settled by the court competent for CEDC.

CEDC

Piotr Pabianski

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